October 3, 2019

Joseph Coccaro
President and Chief Executive Officer
Bogota Financial Corp.
819 Teaneck Road
Teaneck, NJ 07666

       Re: Bogota Financial Corp.
           Registration Statement on Form S-1
           Filed September 9, 2019
           File No. 333-233680

Dear Mr. Coccaro:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 9, 2019

Summary
Continue to emphasize commercial and multi-family real estate lending, page 3

1. We note that your business strategy includes continued growth of your commercial real estate and multi-family loan portfolio. Please balance the discussion by disclosing the added risks of such lending, as disclosed in the last risk factor on page 18.
Risk Factors
We are subject to environmental liability risk associated with lending activities, page 19

2. If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken title and is therefore the potential source of environmental liabilities.
 Joseph Coccaro
FirstName LastNameJoseph Coccaro
Bogota Financial Corp.
Comapany 2019
October 3, NameBogota Financial Corp.
Page 2
October 3, 2019 Page 2
FirstName LastName
We are an emerging growth company, and if we elect to comply only with the reduced reporting and disclosure requirements..., page 25

3. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
How We Intend to Use the Proceeds from the Offering, page 26

4. Please discuss in greater detail, either here or elsewhere in the prospectus, management`s short-term and long-term growth plans (e.g., whether management has begun to search for additional acquisition targets or de novo branch sights, etc.), to the extent practicable. In this regard, we note your disclosure that you currently have no agreements or understandings regarding any specific acquisition transaction.
Management
Transactions With Certain Related Persons, page 95

5. The second paragraph of this section suggests that this section covers relevant transactions during the fiscal year ended December 31, 2018. Please confirm that this section covers relevant transactions since the beginning of your last fiscal year, as well as the two fiscal years preceding your last fiscal year and currently proposed transactions, and revise as necessary. Refer to Instruction 1 to Item 404 of Regulation S-K.
Stock Pricing and Number of Shares to be Issued, page 107

6. Please revise to disclose the selection criteria applied by RP Financial in selecting the peer group companies. We note that there appears to be a significant variation in asset size. The investor should be able to understand how RP Financial concluded that these companies could be considered the company's "peers" and therefore were used in determining its appraised value.
Exhibits
Exhibit 8.2 - Form of State Income Tax Opinion of Hamilton & Babitts, CPA, page II-3

7. We note the statement in the last paragraph of the state income tax opinion that "[w]e are furnishing this opinion in connection with the Reorganization and it may not be relied upon by any other person or entity or referred to in any document without our express written consent." Please file a revised opinion that does not state or imply that investors are not entitled to rely on the opinion. Please refer to Section III.D.1 of Staff Legal
         Bulletin No. 19 (CF) for further guidance.
General

8. Please supplementally provide us with copies of all written communications, as defined in
 Joseph Coccaro
Bogota Financial Corp.
October 3, 2019
Page 3
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Benjamin Phippen,
Staff Accountant, at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



FirstName LastNameJoseph Coccaro                               Sincerely,
Comapany NameBogota Financial Corp.
                                                               Division of
Corporation Finance
October 3, 2019 Page 3                                         Office of
Finance
FirstName LastName